 NEWS RELEASE

For Immediate Release
July 22, 2009

Canwest to rebrand its conventional television station in Kelowna to Global
Review of five stations completed: 3 continue to provide local content, 2 will close

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that its subsidiary, Canwest Television Limited Partnership, will rebrand its conventional television station CHBC-TV in Kelowna (“CHBC”) into a Global affiliate on September 1, 2009.

The Company also announced that its strategic review of five television stations that make up its second conventional network, which included CHBC, has concluded that there are no viable options for CHEK-TV in Victoria (“CHEK”) and CHCA-TV in Red Deer (“CHCA”) and that these stations will be closed on August 31, 2009. Last month, Canwest reached a conditional agreement to sell CHCH-TV in Hamilton (“CHCH”) and CJNT-TV in Montreal (“CJNT”) protecting community programming and local jobs.

“When we began this process about six months ago to determine if there was any way to keep these local stations on the air in the current regulatory environment, we said that we would examine every avenue,’’ Canwest Broadcasting President Peter Viner said. “From the outset, we said that closing stations would only be considered as a last resort. We recognize that the decision to close CHCA and CHEK will negatively impact the employees of those stations and the communities that those stations have served so well.”

Mr. Viner added: “I’m pleased to say that since then, we have been able to find creative solutions for three of the five stations, which will sustain more than three-quarters of the jobs impacted by the review.”

Mr. Viner said that CHBC will continue to provide viewers with at least seven hours of trusted local news and information, adding that CHBC would also feature Global’s strong program lineup, which includes some of the biggest hit shows on television today.

“After reviewing this distinct market’s relatively strong economy, the audience share of its local news product and recent changes to the regulatory regime we have determined that CHBC can be viable as a part of the Global network,” Mr. Viner said.

On February 5, 2009, Canwest announced a strategic review of CHCH, CJNT, CHCA, CHBC and CHEK. During this process, a number of parties expressed an interest in certain of the stations, but none of them came forward with a concrete plan or the funding that provided any level of certainty for the stations, the employees or the communities that they serve. The process was extended a number of times to allow parties to obtain financing or develop their business plans.

Mr. Viner said that Canwest will continue to vigorously pursue regulatory change that will ensure the long term viability of conventional television in Canada and that recognizes its role in creating jobs, local news and other Canadian content. The Company looks forward to making its case at September’s comprehensive policy review.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2009. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, and web sites in Canada, New Zealand, Australia, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com